UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68060 / October 17, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15069

In the Matter of China Agritech, Inc., Respondent.	**ORDER INSTITUTING PUBLIC ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 12(j) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, IMPOSING A CEASE-AND-DESIST ORDER, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 12(j) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against China Agritech, Inc. ("China Agritech" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Sections 12(j) and 21C of the

Securities Exchange Act of 1934, Making Findings, Imposing a Cease-and-Desist Order, and Revoking Registration of Securities (the"Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

FACTS

A. China Agritech is a Delaware corporation with headquarters in Beijing, China.   China Agritech's filings with the Commission reported that China Agritech has operations in several locations in China, from which it manufactures and distributes organic fertilizers for sale throughout China. In September 2009, China Agritech registered its securities under Section 12(b) of the Exchange Act and listed on the NASDAQ Global Select Market ("NASDAQ"). On July 13, 2011, NASDAQ filed a Form 25 with the Commission removing China Agritech's securities from listing on NASDAQ and from registration under Section 12(b) of the Exchange Act. Since effectiveness of the deregistration from Section 12(b) of the Exchange Act, China Agritech's securities have been registered under Section 12(g) of the Exchange Act and quoted on OTC Pink under the symbol "CAGC."

B. China Agritech last filed a periodic report on November 10, 2010, when it filed a quarterly report on Form 10-Q for the quarter ended September 30, 2010. Since that time, China Agritech has failed to file annual reports on Form 10-K for the fiscal years ended December 31, 2010 and December 31, 2011, and has failed to file quarterly reports on Form 10-Q for the quarters ended March 31, 2011; June 30, 2011; September 30, 2011; March 31, 2012; and June 30, 2012.

C. On March 16, 2011, China Agritech filed a Form NT 10-K as required under Exchange Act Rule 12b-25, formally notifying the Commission that its 2010 Form 10-K would be delayed "due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K." China Agritech has failed to file Forms NT 10-K or NT 10-Q for its delinquent annual report on Form 10-K for the fiscal year ended December 31, 2011 and its quarterly reports on Form 10-Q for the quarters ended March 31, 2011; June 30, 2011; September 30, 2011; March 31, 2012; and June 30, 2012, or provided the reasons for those delinquencies.

D. China Agritech belatedly disclosed in a Form 8-K filed on June 14, 2012, that one of the independent members of its Board of Directors had resigned effective January 25, 2012 and that two other independent directors had resigned effective March 15, 2012.

VIOLATIONS

E. As a result of the conduct described in paragraphs A and B, above, China Agritech has

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

failed to comply with, and committed violations of, Section 13(a) of the Exchange Act and Rules 13a-1, and 13a-13 thereunder, which require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current financial information in annual and quarterly reports.

F.   As a result of the conduct described in paragraph C, above, China Agritech has also failed to comply with, and committed violations of, Section 13(a) of the Exchange Act and Rule 12b-25 thereunder, which require any reporting issuer that will be unable to meet the filing deadline for a required periodic report to file, within one business day of the missed deadline, a formal notification declaring its inability to file and the reasons therefor in reasonable detail.

G. Finally, as a result of the conduct described in paragraph D, above, China Agritech has failed to comply with, and committed violations of, Section 13(a) of the Exchange Act and Rule 13a-11 thereunder, which require every reporting issuer to file current reports disclosing certain events within the time period specified on Form 8-K; Item 5.02(b) of Form 8-K requires registrants to report the fact that a director has resigned and the date of the resignation within four business days of the occurrence of the event.

IV.

Section 21C(a) of the Exchange Act provides as follows:

> If the Commission finds, after notice and opportunity for hearing, that any person is violating, has violated, or is about to violate any provision of this title, or any rule or regulation thereunder, the Commission may publish its findings and enter an order requiring such person, and any other person that is, was, or would be a cause of the violation, due to an act or omission the person knew or should have known would contribute to such violation, to cease and desist from committing or causing such violation and any future violation of the same provision, rule, or regulation.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, pursuant to Section 21C of the Exchange Act, it is hereby ORDERED that Respondent cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 12b-25, 13a-1, 13a-11, and 13a-13 thereunder.

IT IS FURTHER ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary